UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 30)*

Under the Securities Exchange Act of 1934

BLUEFLY, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

096227301
(CUSIP Number)

Stephen M. Vine, Esq.
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
One Bryant Park
New York, New York 10036
(212) 872-1000
 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 7, 2011

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)
Page 1 of 13 Pages
Exhibit Index:  Page 13

CUSIP No. 096227301	Page 2 of 13 Pages

1           Names of Reporting Persons

Quantum Industrial Partners LDC

2           Check the Appropriate Box If a Member of a Group (See Instructions)

a.           [   ]
b.           [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

Not applicable.

5            Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[   ]

6           Citizenship or Place of Organization

Cayman Islands

	7	Sole Voting Power
Number of Shares		6,527,838
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 6,527,838
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

6,527,838

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                           [X]

13           Percent of Class Represented By Amount in Row (11)

23.04%

14           Type of Reporting Person (See Instructions)

OO, IV

CUSIP No. 096227301	Page 3 of 13 Pages

1           Names of Reporting Persons

QIH Management Investor, L.P.

2           Check the Appropriate Box If a Member of a Group (See Instructions)

a.           [   ]
b.           [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

Not applicable.

5           Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[   ]

6           Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		6,527,838
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 6,527,838
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

6,527,838

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                           [X]

13           Percent of Class Represented By Amount in Row (11)

23.04%

14           Type of Reporting Person (See Instructions)

PN, IA

CUSIP No. 096227301	Page 4 of 13 Pages

1           Names of Reporting Persons

QIH Management LLC

2           Check the Appropriate Box If a Member of a Group (See Instructions)

a.           [   ]
b.           [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

Not applicable.

5           Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[   ]

6           Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		6,527,838
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 6,527,838
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

6,527,838

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                           [X]

13           Percent of Class Represented By Amount in Row (11)

23.04%

14           Type of Reporting Person (See Instructions)

OO

CUSIP No. 096227301	Page 5 of 13 Pages

1           Names of Reporting Persons

Soros Fund Management LLC

2           Check the Appropriate Box If a Member of a Group (See Instructions)

a.           [   ]
b.           [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

Not applicable.

5           Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[   ]

6           Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		6,527,838
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 6,527,838
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

6,527,838

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                           [X]

13           Percent of Class Represented By Amount in Row (11)

23.04%

14           Type of Reporting Person (See Instructions)

OO, IA

CUSIP No. 096227301	Page 6 of 13 Pages

1           Names of Reporting Persons

SFM Domestic Investments LLC

2           Check the Appropriate Box If a Member of a Group (See Instructions)

a.           [   ]
b.           [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

Not applicable.

5           Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[   ]

6           Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		195,341
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 195,341
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

195,341

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                           [X]

13           Percent of Class Represented By Amount in Row (11)

0.69%

14           Type of Reporting Person (See Instructions)

OO

CUSIP No. 096227301	Page 7 of 13 Pages

1           Names of Reporting Persons

George Soros (in the capacity described herein)

2           Check the Appropriate Box If a Member of a Group (See Instructions)

a.           [   ]
b.           [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

Not applicable.

5           Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[X]

6           Citizenship or Place of Organization

United States

	7	Sole Voting Power
Number of Shares		6,723,179
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 6,723,179
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

6,723,179

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                           [  ]

13           Percent of Class Represented By Amount in Row (11)

23.57%

14           Type of Reporting Person (See Instructions)

IA

CUSIP No. 096227301	Page 8 of 13 Pages

This Amendment No. 30 supplementally amends the initial statement on Schedule 13D, dated August 6, 1999, and all amendments thereto (collectively, the “Initial Statement”), filed by the Reporting Persons (as defined herein).  This Amendment No. 30 is being filed by the Reporting Persons to report that on September 7, 2011, the Reporting Persons acquired 555,555 Shares from the Issuer in a private placement transaction.

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.  The Initial Statement is supplementally amended as follows.

Item 2.                 Identity and Background.

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)            Quantum Industrial Partners LDC (“QIP”);

(ii)           QIH Management Investor, L.P. (“QIHMI”);

(iii)          QIH Management LLC (“QIH Management”);

(iv)          Soros Fund Management LLC (“SFM LLC”);

(v)           SFM Domestic Investments LLC (“SFM Domestic Investments”); and

(vi)          Mr. George Soros (“Mr. Soros”).

This Statement relates to the Shares and other securities convertible into Shares held for the accounts or benefit of QIP and SFM Domestic Investments.  QIHMI is a minority shareholder of, and is vested with investment discretion with respect to portfolio assets held for the account of, QIP.  The sole general partner of QIHMI is QIH Management.  SFM LLC is the sole managing member of QIH Management.  Mr. Soros is the Chairman of SFM LLC and the sole managing member of SFM Domestic Investments.

On December 27, 2002, George Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him 2.2 million euros on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1988. On March 24, 2005, the Paris Court of Appeal affirmed the decision of the 11e Chambre du Tribunal Correctionnel and on June 14, 2006 the Cour de Cassation upheld such decision, but ordered the Court of Appeal to determine whether the fine should be reduced. On December 13, 2006, George Soros appealed the decision to the European Court of Human Rights.  On March 20, 2007, the Paris Court of Appeal reduced the fine imposed against George Soros from 2.2 million euros to 940,000 euros.

Item 3.                  Source and Amount of Funds or Other Consideration.

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.

QIP expended $1,000,000 of its working capital to purchase the 555,555 Shares acquired on September 7, 2011 pursuant to the 2011 Securities Purchase Agreement.

CUSIP No. 096227301	Page 9 of 13 Pages

Item 4.                  Purpose of Transaction.

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

Except as otherwise described in Item 6 the Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans, or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions, or other factors.

Item 5.                  Interest in Securities of the Issuer.

The total number of Shares outstanding is 28,280,898.  This number consists of (A) 24,614,233 Shares outstanding as of August 9, 2011 pursuant to Issuer’s Form 10-Q/A, filed August 26, 2011, and (B) 3,666,665 Shares issued in the private placement transaction described herein.

 (a)  (i)    Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of 6,527,838 Shares (approximately 23.04% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the account or benefit of QIP).  This number consists of (A) 6,480,070 Shares, (B) 43,768 Shares issuable upon the exercise of warrants held for the account of QIP, and (C) 4,000 Shares issuable in the aggregate upon the exercise of options held for the benefit of QIP by an employee of SFM LLC and an advisor to QIP who serve on the Issuer’s board of directors.

(ii)           SFM Domestic Investments may be deemed the beneficial owner of 195,341 Shares (approximately 0.69% of the total number of Shares outstanding assuming the exercise and conversion of all the securities held for its account).  This number consists of (A) 193,909 Shares, and (B) 1,432 Shares issuable upon the exercise of warrants held for the account of SFM Domestic Investments.

(iii)          Mr. Soros may be deemed to be the beneficial owner of 6,723,179 Shares (approximately 23.57% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the accounts or benefit of QIP and SFM Domestic Investments).  This number consists of (A) 6,527,838 Shares which may be deemed to be beneficially owned by QIP as described above, and (B) 195,341 Shares which may be deemed to be beneficially owned by SFM Domestic Investments as described above.  Mr. Soros disclaims beneficial ownership of any securities not held directly for his account.

(b)  (i)     Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed to have the sole power to direct the voting and disposition of the 6,527,838 Shares which may be deemed to be beneficially owned by QIP as described above.

(ii)           SFM Domestic Investments may be deemed to have the sole power to direct the voting and disposition of the 195,341 Shares which may be deemed to be beneficially owned by SFM Domestic Investments as described above.

(iii)          Mr. Soros (as a result of his position with SFM LLC and in his capacity as the sole managing member of SFM Domestic Investments) may be deemed to have the sole power to direct the voting and disposition of the 6,723,179 Shares which may be deemed to be beneficially owned by QIP and SFM Domestic Investments as described above.

(c)           Except as otherwise described herein, there have been no transactions effected with respect to the Shares in the past 60 days by any of the Reporting Persons.

CUSIP No. 096227301	Page 10 of 13 Pages

(d)  (i)    The shareholders of QIP, including Quantum Partners LP, a Cayman Islands exempted limited partnership, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of QIP in accordance with their ownership interests in QIP.

(ii)          Certain members of SFM Domestic Investments have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of SFM Domestic Investments.

(e)          Not applicable.

Item 6.                  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On September 7, 2011 (the “Closing Date”), QIP, the Issuer, and certain purchasers (such purchasers together with QIP shall collectively be the “Purchasers”) entered into a Securities Purchase Agreement (the “2011 Securities Purchase Agreement”).  Pursuant to the 2011 Securities Purchase Agreement, QIP purchased 555,555 Shares at $1.80 per Share for an aggregate purchase price of $1,000,000.

QIP, SFM Domestic Investments, the Issuer, and certain existing holders of Shares had previously entered into a Registration Rights Agreement, dated December 21, 2009 (the “Existing Registration Rights Agreement”).  In connection with the Securities Purchase Agreement, on the Closing Date, the parties agreed to amend and restate the Existing Registration Rights Agreement (the “2011 Registration Rights Agreement”) to among other things, grant the Purchasers registration rights with respect to the Shares, equivalent to those provided under the Existing Registration Rights Agreement.  The Issuer agreed to file a shelf registration statement with respect to the Shares, and subject to the receipt of stockholder approval therefore (the “Stockholder Approval Condition”), issue warrants to the Purchasers under certain circumstances relating to the unavailability of a registration statement, and to register the shares underlying the warrants.

The Purchasers also entered into a Lock Up and Support Agreement with the Issuer and certain existing holders on the Closing Date (the “2011 Lock Up Agreement”) providing that, in any circumstances upon which a vote, consent or other approval is sought with respect to the Stockholder Approval Condition, each will vote the shares held by it, other than the Shares acquired under the 2011 Securities Purchase Agreement, in favor of the ballot item necessary to satisfy the Stockholder Approval Condition.  The Purchasers also agreed in the 2011 Lock Up Agreement that, subject to certain exceptions, they will not, for a period of 365 days following the Closing Date, among other things, sell, offer to sell, solicit offers to buy, dispose of, loan, pledge or grant any right with respect to, any Shares (such restrictions being referred to herein as the “Lock Up Restrictions”).

Each director of the Issuer and the Issuer’s chief executive officer, chief financial officer, and chief operating officer also agreed to enter into a lock up agreement (the “Director and Officer Lock Up Agreements”) with the Issuer and the Purchasers, pursuant to which they agreed to be subject to the Lock Up Restrictions for a period of 365 days following the Closing Date.

The foregoing descriptions of the 2011 Securities Purchase Agreement, 2011 Registration Rights Agreement, the 2011 Lock Up Agreement, and the Director and Officer Lock Up Agreements do not purport to be complete and are qualified in their entirety by reference to the terms of such agreements filed as exhibits to this statement, which are incorporated by reference to this Item 6.

CUSIP No. 096227301	Page 11 of 13 Pages

For information on the other parties to the 2011 Securities Purchase Agreement, 2011 Registration Rights Agreement, the 2011 Lock Up Agreement, and the Director and Officer Lock Up Agreements, please see such reports as may be filed with the Securities and Exchange Commission by such parties.  The Reporting Persons take no responsibility for such filings or the completeness or accuracy of any information contained therein.

Except as set forth herein, and as otherwise previously reported in the Initial Statement, as amended, the Reporting Persons do not have any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer.

Item 7.                  Material to be filed as exhibits.

The information set forth in the Exhibit Index is incorporated herein by reference.

CUSIP No. 096227301	Page 12 of 13 Pages

SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 13, 2011	QUANTUM INDUSTRIAL PARTNERS LDC

	By:	/s/ Jay Schoenfarber
	Name:	Jay Schoenfarber
	Title:	Attorney-in-Fact

QIH MANAGEMENT INVESTOR, L.P.

By:	QIH Management LLC,
its General Partner

	By:	Soros Fund Management LLC,
its Managing Member

	By:	/s/ Jay Schoenfarber
	Name:	Jay Schoenfarber
	Title:	Assistant General Counsel

QIH MANAGEMENT LLC

By:	Soros Fund Management LLC,
its Managing Member

	By:	/s/ Jay Schoenfarber
	Name:	Jay Schoenfarber
	Title:	Assistant General Counsel

SOROS FUND MANAGEMENT LLC

By:	/s/ Jay Schoenfarber
Name:	Jay Schoenfarber
Title:	Asistant General Counsel

SFM DOMESTIC INVESTMENTS LLC

By:	/s/ Jay Schoenfarber
Name:	Jay Schoenfarber
Title:	Attorney-in-Fact

GEORGE SOROS

By:	/s/ Jay Schoenfarber
Name:	Jay Schoenfarber
Title:	Attorney-in-Fact

CUSIP No. 096227301	Page 13 of 13 Pages

EXHIBIT INDEX

AAAAA.
Securities Purchase Agreement, dated as of September 7, 2011, by and among BlueFly, Inc., Quantum Industrial Partners LDC, and certain other purchasers who are parties thereto, incorporated by reference to Exhibit 10.1 to BlueFly, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 9, 2011.

BBBBB.
Amended and Restated Registration Rights Agreement, dated as of September 7, 2011, by and among BlueFly, Inc., Quantum Industrial Partners LDC, and certain other investors who are parties thereto, incorporated by reference to Exhibit 10.2 to BlueFly, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 9, 2011.

CCCCC.
Lock Up and Support Agreement, dated as of September 7, 2011, by and among BlueFly, Inc., Quantum Industrial Partners LDC, and certain other stockholders who are parties thereto, incorporated by reference to Exhibit 6 to BlueFly, Inc.’s Schedule 13D/A filed by Rho Ventures VI, L.P. with the Securities and Exchange Commission on September 9, 2011.